SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01,545,826/0001-07

Corporate Registry (NIRE) 35,300,147,952

Publicly-Held Company

Detailed Final Voting Map for the Shareholders’
Extraordinary Meeting held on September 25, 2018 at 10:30 a,m.

GAFISA S.A. (B3: GFSA3; NYSE: GFA), pursuant to CVM Instruction No. 481/09, releases the detailed final voting map consolidating the remote and in-person votes for each resolution voted in the Shareholders’ Extraordinary Meeting held on September 25, 2018, by means of the map enclosed hereto.

São Paulo, October 4, 2018,

GAFISA S.A.

Ana Maria Loureiro Recart
Chief Executive, Financial and Investor Relations Officer

DETAILED final voting map
EXTRAORDINARY SHAREHOLDERS’ MEETING

Resolution Description:

(i) Remove from office all members of the Board of Directors.

(ii) To establish in seven the number of members that will compose the Board of Directors.

(iii) In case of adoption of the cumulative voting, the votes corresponding to your shares should be distributed in equal percentages by the members of the slate you have chosen?

(iv) Elect new members to compose the Board of Directors using the cumulative voting process:

•      Slate 1: (i,a) Odair Garcia Senra, (i,b) Tomás Rocha Awad, (i,c) Eric Alexandre Alencar, (i,d) Guilherme Vilazante Castro, (i,e) Rodolpho Amboss, (i,f) Francisco Vidal Luna, (i,g) Carlos Tonanni.

•      Slate 2: (i,a) Sandra Fay Beatrice Faber, (i,b) Pedro Carvalho de Mello, (i,c) Thiago Hi Joon You, (i,d) Mu Hak You, (i,e) Rogério Yuji Tsukamoto, (i,f) Karen Sanchez Guimarães, (i,g) Ana Maria Loureiro Recart.

First 5 digits of Shareholders’ CPF / CNPJ	Number of Shares	Resolution Codes and Votes
		(i)	(ii)	(iii)	(iv)
57234	7,964,882	Approval (60,316 shares)	Approval (701,660 shares)	Approval (0 votes)

Odair Garcia Senra (4,364,668 votes)

Tomás Rocha Awad (4,376,890 votes)

Eric Alexandre Alencar (4,381,496 votes)

Guilherme Vilazante Castro (4,364,654 votes)

Rodolpho Amboss (4,364,668 votes)

Francisco Vidal Luna (4,364,640 votes)

Carlos Tonanni (4,366,432 votes)

Sandra Fay Beatrice Faber (28,364 votes)

Pedro Carvalho de Mello (13,692 votes)

Thiago Hi Joon You (22,414 votes)

Mu Hak You (15,652 votes)

Rogério Yuji Tsukamoto (18,914 votes)

Karen Sanchez Guimarães (21,406 votes)

Ana Maria Loureiro Recart (19,264 votes)

		Rejection (663,062 shares)	Rejection (20,984 shares)	Rejection (0 votes)
		Abstention (10,662 shares)	Abstention (11,330 shares)	Abstention (7,964,882 votes)	Abstention (0 votes)
296730	3,234	Rejection	Rejection	Abstention	Tomás Rocha Awad (11,319 votes) Eric Alexandre Alencar (11,319 votes)
709487	1,550	Rejection	Rejection	Abstention	Tomás Rocha Awad (5,425 votes) Eric Alexandre Alencar (5,425 votes)
309588	1,210	Rejection	Rejection	Abstention	Tomás Rocha Awad (4,235 votes) Eric Alexandre Alencar (4,235 votes)
346110	534	Rejection	Rejection	Abstention	Tomás Rocha Awad (1,869 votes) Eric Alexandre Alencar (1,869 votes)
219822	300	Rejection	Rejection	Abstention	Odair Garcia Senra (525 votes) Tomás Rocha Awad (525 votes) Eric Alexandre Alencar (525 votes) Rodolpho Amboss (525 votes)
44065	1,756	Abstention	Abstention	Abstention	Abstention (12,292 votes)
12956	10,000	Approval	Approval	Abstention	Pedro Carvalho de Mello (14,000 votes) Thiago Hi Joon You (14,000 votes) Mu Hak You (14,000 votes) Karen Sanchez Guimarães (14,000 votes) Ana Maria Loureiro Recart (14,000 votes)
10639	30,000	Approval	Approval	Abstention	Pedro Carvalho de Mello (42,000 votes) Thiago Hi Joon You (42,000 votes) Mu Hak You (42,000 votes) Karen Sanchez Guimarães (42,000 votes) Ana Maria Loureiro Recart (42,000 votes)
53628	67,680	Approval	Approval	Abstention	Pedro Carvalho de Mello (94,752 votes) Thiago Hi Joon You (94,752 votes) Mu Hak You (94,752 votes) Karen Sanchez Guimarães (94,752 votes) Ana Maria Loureiro Recart (94,752 votes)
11704	2,819,300	Rejection	Rejection	Abstention	Tomás Rocha Awad (15,500,000 votes) Eric Alexandre Alencar (4,235,100 votes)
11925	257,372	Rejection	Rejection	Abstention	Eric Alexandre Alencar (1,801,604 votes)
33626	949,100	Approval	Approval	Abstention	Pedro Carvalho de Mello (1,328,740 votes) Thiago Hi Joon You (1,328,740 votes) Mu Hak You (1,328,740 votes) Karen Sanchez Guimarães (1,328,740 votes) Ana Maria Loureiro Recart (1,328,740 votes)
60882	443,400	Approval	Approval	Abstention	Pedro Carvalho de Mello (620,760 votes) Thiago Hi Joon You (620,760 votes) Mu Hak You (620,760 votes) Karen Sanchez Guimarães (620,760 votes) Ana Maria Loureiro Recart (620,760 votes)
94549	760,800	Approval	Approval	Abstention	Pedro Carvalho de Mello (1,065,120 votes) Thiago Hi Joon You (1,065,120 votes) Mu Hak You (1,065,120 votes) Karen Sanchez Guimarães (1,065,120 votes) Ana Maria Loureiro Recart (1,065,120 votes)
11490	525,900	Approval	Approval	Abstention	Pedro Carvalho de Mello (736,260 votes) Thiago Hi Joon You (736,260 votes) Mu Hak You (736,260 votes) Karen Sanchez Guimarães (736,260 votes) Ana Maria Loureiro Recart (736,260 votes)
26419	520,322	Approval	Approval	Abstention	Pedro Carvalho de Mello (728,450 votes) Thiago Hi Joon You (728,450 votes) Mu Hak You (728,450 votes) Karen Sanchez Guimarães (728,450 votes) Ana Maria Loureiro Recart (728,450 votes)
71746	301,900	Approval	Approval	Abstention	Pedro Carvalho de Mello (422,660 votes) Thiago Hi Joon You (422,660 votes) Mu Hak You (422,660 votes) Karen Sanchez Guimarães (422,660 votes) Ana Maria Loureiro Recart (422,660 votes)
19419	5,838,349	Approval	Approval	Abstention	Pedro Carvalho de Mello (8,173,688 votes) Thiago Hi Joon You (8,173,688 votes) Mu Hak You (8,173,688 votes) Karen Sanchez Guimarães (8,173,688 votes) Ana Maria Loureiro Recart (8,173,688 votes)
99000	5,085,196	Approval	Approval	Abstention	Pedro Carvalho de Mello (7,119,274 votes) Thiago Hi Joon You (7,119,274 votes) Mu Hak You (7,119,274 votes) Karen Sanchez Guimarães (7,119,274 votes) Ana Maria Loureiro Recart (7,119,274 votes)
60843	94,500	Approval	Approval	Abstention	Pedro Carvalho de Mello (132,300 votes) Thiago Hi Joon You (132,300 votes) Mu Hak You (132,300 votes) Karen Sanchez Guimarães (132,300 votes) Ana Maria Loureiro Recart (132,300 votes)
99546	1,572,256	Approval	Approval	Abstention	Pedro Carvalho de Mello (2,201,158 votes) Thiago Hi Joon You (2,201,158 votes) Mu Hak You (2,201,158 votes) Karen Sanchez Guimarães (2,201,158 votes) Ana Maria Loureiro Recart (2,201,158 votes)
33493	449,800	Approval	Approval	Abstention	Pedro Carvalho de Mello (629,720 votes) Thiago Hi Joon You (629,720 votes) Mu Hak You (629,720 votes) Karen Sanchez Guimarães (629,720 votes) Ana Maria Loureiro Recart (629,720 votes)
45069	21,000	Approval	Approval	Abstention	Pedro Carvalho de Mello (29,400 votes) Thiago Hi Joon You (29,400 votes) Mu Hak You (29,400 votes) Karen Sanchez Guimarães (29,400 votes) Ana Maria Loureiro Recart (29,400 votes)
90320	38,600	Approval	Approval	Abstention	Pedro Carvalho de Mello (54,040 votes) Thiago Hi Joon You (54,040 votes) Mu Hak You (54,040 votes) Karen Sanchez Guimarães (54,040 votes) Ana Maria Loureiro Recart (54,040 votes)
32430	100	Abstention	Abstention	Abstention	Pedro Carvalho de Mello (140 votes) Thiago Hi Joon You (140 votes) Mu Hak You (140 votes) Karen Sanchez Guimarães (140 votes) Ana Maria Loureiro Recart (140 votes)
26132	100	Abstention	Abstention	Abstention	Pedro Carvalho de Mello (140 votes) Thiago Hi Joon You (140 votes) Mu Hak You (140 votes) Karen Sanchez Guimarães (140 votes) Ana Maria Loureiro Recart (140 votes)
25051	2,245	Abstention	Abstention	Abstention	Abstention (15,715 votes)
28083	4,080	Abstention	Abstention	Abstention	Abstention (28,560 votes)
30202	6,828	Approval	Abstention	Abstention	Abstention (47,796 votes)
10409	6,163	Abstention	Abstention	Abstention	Abstention (43,141 votes)
25980	4,580	Abstention	Abstention	Abstention	Abstention (32,060 votes)
32479	449,800	Approval	Approval	Abstention	Pedro Carvalho de Mello (629,720 votes) Thiago Hi Joon You (629,720 votes) Mu Hak You (629,720 votes) Karen Sanchez Guimarães (629,720 votes) Ana Maria Loureiro Recart (629,720 votes)
12840	75	Approval	Approval	Abstention	Abstention (525 votes)
30084	11,000	Approval	Approval	Abstention	Pedro Carvalho de Mello (15,400 votes) Thiago Hi Joon You (15,400 votes) Mu Hak You (15,400 votes) Karen Sanchez Guimarães (15,400 votes) Ana Maria Loureiro Recart (15,400 votes)
38091	18,060	Rejection	Rejection	Abstention	Guilherme Vilazante Castro (126,420 votes)
10619	437,715	Rejection	Rejection	Abstention	Tomás Rocha Awad (3,064,005 votes)
27412	1,280	Rejection	Rejection	Abstention	Abstention (8,960 votes)
39601	2,172	Rejection	Rejection	Abstention	Abstention (15,204 votes)
11202	700	Abstention	Abstention	Abstention	Abstention (4,900 votes)
7128	100	Abstention	Abstention	Abstention	Abstention (700 votes)
55066	1	Abstention	Approval	Abstention	Abstention (7 votes)
65949	44,758	Approval	Approval	Abstention	Pedro Carvalho de Mello (62,660 votes) Thiago Hi Joon You (62,660 votes) Mu Hak You (62,660 votes) Karen Sanchez Guimarães (62,660 votes) Ana Maria Loureiro Recart (62,660 votes)
33669	1	Abstention	Abstention	Abstention	Abstention (7 votes)
15380	116,945	Abstention	Abstention	Abstention	Abstention (818,615 votes)
14299	1,668	Rejection	Approval	Rejection	Odair Garcia Senra (2,919 votes) Tomás Rocha Awad (2,919 votes) Guilherme Vilazante Castro (2,919 votes) Rodolpho Amboss (2,919 votes)
16515	10	Rejection	Approval	Rejection	Odair Garcia Senra (14 votes) Tomás Rocha Awad (14 votes) Eric Alexandre Alencar (14 votes) Guilherme Vilazante Castro (14 votes) Rodolpho Amboss (14 votes)
71727	1,231	Rejection	Approval	Rejection

Odair Garcia Senra (1,379 votes)

Tomás Rocha Awad (1,206 votes)

Eric Alexandre Alencar (1,206 votes)

Guilherme Vilazante Castro (1,206 votes)

Rodolpho Amboss (1,206 votes)

Francisco Vidal Luna (1,206 votes)

Carlos Tonanni (1,206 votes)

14347	55,900	Rejection	Approval	Rejection

Odair Garcia Senra (54,782 votes)

Tomás Rocha Awad (54,782 votes)

Eric Alexandre Alencar (54,782 votes)

Guilherme Vilazante Castro (54,782 votes)

Rodolpho Amboss (54,782 votes)

Francisco Vidal Luna (58,695 votes)

Carlos Tonanni (58,695 votes)

10324	2,322,855	Rejection	Approval	Rejection

Odair Garcia Senra (2,276,398 votes)

Tomás Rocha Awad (2,276,398 votes)

Eric Alexandre Alencar (2,276,398 votes)

Guilherme Vilazante Castro (2,276,398 votes)

Rodolpho Amboss (2,276,398 votes)

Francisco Vidal Luna (2,438,998 votes)

Carlos Tonanni (2,438,998 votes)

85796	194,300	Rejection	Approval	Rejection

Odair Garcia Senra (190,414 votes)

Tomás Rocha Awad (190,414 votes)

Eric Alexandre Alencar (190,414 votes)

Guilherme Vilazante Castro (190,414 votes)

Rodolpho Amboss (190,414 votes)

Francisco Vidal Luna (204,015 votes)

Carlos Tonanni (204,015 votes)

10438	51,500	Rejection	Approval	Rejection

Odair Garcia Senra (50,470 votes)

Tomás Rocha Awad (50,470 votes)

Eric Alexandre Alencar (50,470 votes)

Guilherme Vilazante Castro (50,470 votes)

Rodolpho Amboss (50,470 votes)

Francisco Vidal Luna (54,075 votes)

Carlos Tonanni (54,075 votes)

21779	85,091	Rejection	Approval	Rejection

Odair Garcia Senra (83,389 votes)

Tomás Rocha Awad (83,389 votes)

Eric Alexandre Alencar (83,389 votes)

Guilherme Vilazante Castro (83,389 votes)

Rodolpho Amboss (83,389 votes)

Francisco Vidal Luna (89,346 votes)

Carlos Tonanni (89,346 votes)

22558	245,000	Rejection	Approval	Rejection

Odair Garcia Senra (240,100 votes)

Tomás Rocha Awad (240,100 votes)

Eric Alexandre Alencar (240,100 votes)

Guilherme Vilazante Castro (240,100 votes)

Rodolpho Amboss (240,100 votes)

Francisco Vidal Luna (257,250 votes)

Carlos Tonanni (257,250 votes)

75069	88,756	Rejection	Approval	Rejection

Odair Garcia Senra (86,981 votes)

Tomás Rocha Awad (86,981 votes)

Eric Alexandre Alencar (86,981 votes)

Guilherme Vilazante Castro (86,981 votes)

Rodolpho Amboss (86,981 votes)

Francisco Vidal Luna (93,194 votes)

Carlos Tonanni (93,194 votes)

85615	1,141,451	Rejection	Approval	Rejection

Odair Garcia Senra (1,118,622 votes)

Tomás Rocha Awad (1,118,622 votes)

Eric Alexandre Alencar (1,118,622 votes)

Guilherme Vilazante Castro (1,118,622 votes)

Rodolpho Amboss (1,118,622 votes)

Francisco Vidal Luna (1,198,524 votes)

Carlos Tonanni (1,198,524 votes)

93362	12,207	Rejection	Approval	Rejection

Odair Garcia Senra (11,963 votes)

Tomás Rocha Awad (11,963 votes)

Eric Alexandre Alencar (11,963 votes)

Guilherme Vilazante Castro (11,963 votes)

Rodolpho Amboss (11,963 votes)

Francisco Vidal Luna (12,817 votes)

Carlos Tonanni (12,817 votes)

59871	10,712	Rejection	Approval	Rejection

Odair Garcia Senra (10,498 votes)

Tomás Rocha Awad (10,498 votes)

Eric Alexandre Alencar (10,498 votes)

Guilherme Vilazante Castro (10,498 votes)

Rodolpho Amboss (10,498 votes)

Francisco Vidal Luna (11,248 votes)

Carlos Tonanni (11,248 votes)

71409	6,453	Rejection	Approval	Rejection

Odair Garcia Senra (6,324 votes)

Tomás Rocha Awad (6,324 votes)

Eric Alexandre Alencar (6,324 votes)

Guilherme Vilazante Castro (6,324 votes)

Rodolpho Amboss (6,324 votes)

Francisco Vidal Luna (6,776 votes)

Carlos Tonanni (6,776 votes)

16947	7	Rejection	Approval	Rejection	Odair Garcia Senra (1 voto) Tomás Rocha Awad (1 voto) Eric Alexandre Alencar (1 voto) Guilherme Vilazante Castro (1 voto) Rodolpho Amboss (1 voto) Francisco Vidal Luna (1 voto) Carlos Tonanni (1 voto)
90296	51,558	Rejection	Approval	Rejection

Odair Garcia Senra (50,527 votes)

Tomás Rocha Awad (50,527 votes)

Eric Alexandre Alencar (50,527 votes)

Guilherme Vilazante Castro (50,527 votes)

Rodolpho Amboss (50,527 votes)

Francisco Vidal Luna (54,136 votes)

Carlos Tonanni (54,136 votes)

19874	32,591	Rejection	Approval	Rejection

Odair Garcia Senra (31,939 votes)

Tomás Rocha Awad (31,939 votes)

Eric Alexandre Alencar (31,939 votes)

Guilherme Vilazante Castro (31,939 votes)

Rodolpho Amboss (31,939 votes)

Francisco Vidal Luna (34,221 votes)

Carlos Tonanni (34,221 votes)

77909	243,023	Rejection	Approval	Rejection

Odair Garcia Senra (238,163 votes)

Tomás Rocha Awad (238,163 votes)

Eric Alexandre Alencar (238,163 votes)

Guilherme Vilazante Castro (238,163 votes)

Rodolpho Amboss (238,163 votes)

Francisco Vidal Luna (255,174 votes)

Carlos Tonanni (255,174 votes)

54799	20,920	Rejection	Approval	Abstention	Abstention (146,440)
80755	55,284	Rejection	Approval	Rejection

Odair Garcia Senra (54,178 votes)

Tomás Rocha Awad (54,178 votes)

Eric Alexandre Alencar (54,178 votes)

Guilherme Vilazante Castro (58,048 votes)

Rodolpho Amboss (58,048 votes)

Francisco Vidal Luna (54,178 votes)

Carlos Tonanni (54,178 votes)

58400	126,986	Rejection	Approval	Rejection

Odair Garcia Senra (124,446 votes)

Tomás Rocha Awad (124,446 votes)

Eric Alexandre Alencar (124,446 votes)

Guilherme Vilazante Castro (133,335 votes)

Rodolpho Amboss (133,335 votes)

Francisco Vidal Luna (124,446 votes)

Carlos Tonanni (124,446 votes)

25191	168,563	Rejection	Approval	Rejection

Odair Garcia Senra (165,192 votes)

Tomás Rocha Awad (165,192 votes)

Eric Alexandre Alencar (165,192 votes)

Guilherme Vilazante Castro (165,192 votes)

Rodolpho Amboss (165,192 votes)

Francisco Vidal Luna (176,991 votes)

Carlos Tonanni (176,991 votes)

17834	539,540	Rejection	Approval	Rejection

Odair Garcia Senra (528,749 votes)

Tomás Rocha Awad (528,749 votes)

Eric Alexandre Alencar (528,749 votes)

Guilherme Vilazante Castro (528,749 votes)

Rodolpho Amboss (528,749 votes)

Francisco Vidal Luna (566,517 votes)

Carlos Tonanni (566,517 votes)

83903	2,986	Rejection	Approval	Rejection

Odair Garcia Senra (2,926 votes)

Tomás Rocha Awad (2,926 votes)

Eric Alexandre Alencar (2,926 votes)

Guilherme Vilazante Castro (2,926 votes)

Rodolpho Amboss (2,926 votes)

Francisco Vidal Luna (3,135 votes)

Carlos Tonanni (3,135 votes)

93490	66,003	Rejection	Approval	Rejection

Odair Garcia Senra (64,683 votes)

Tomás Rocha Awad (64,683 votes)

Eric Alexandre Alencar (64,683 votes)

Guilherme Vilazante Castro (64,683 votes)

Rodolpho Amboss (64,683 votes)

Francisco Vidal Luna (69,303 votes)

Carlos Tonanni (69,303 votes)

72087	15,357	Rejection	Approval	Rejection

Odair Garcia Senra (15,050 votes)

Tomás Rocha Awad (15,050 votes)

Eric Alexandre Alencar (15,050 votes)

Guilherme Vilazante Castro (15,050 votes)

Rodolpho Amboss (15,050 votes)

Francisco Vidal Luna (16,125 votes)

Carlos Tonanni (16,125 votes)

11503	150,861	Rejection	Approval	Rejection

Odair Garcia Senra (147,844 votes)

Tomás Rocha Awad (147,844 votes)

Eric Alexandre Alencar (147,844 votes)

Guilherme Vilazante Castro (147,844 votes)

Rodolpho Amboss (147,844 votes)

Francisco Vidal Luna (158,404 votes)

Carlos Tonanni (158,404 votes)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 4, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer